January 26, 2024

VIA EDGAR

Robert Shapiro and Stephen Kim
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          BJ’s Wholesale Club Holdings, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2023
File No. 001-38559

Dear Mr. Shapiro and Mr. Kim:

On behalf of BJ’s Wholesale Club Holdings, Inc. (the “Company,” “we,” “us,” and “our”), the following responses are provided to the comments submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated December 21, 2023 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended January 28, 2023. We have restated below in italics each comment from the Letter and have supplied our response to the comment immediately thereafter.

Form 10-K for the Year Ended January 28, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Financial Measures
Adjusted EBITDA, page 38

1.Please tell us how the adjustment for pre-opening expenses to arrive at Adjusted EBITDA is in compliance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, tell us how you determined that removing the effects of non-cash rent expense in arriving at Adjusted EBITDA does not substitute individually-tailored recognition and measurement methods for GAAP. Refer to Question 100.04.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it regularly assesses how it approaches the treatment of adjustments to arrive at Adjusted EBITDA. Accordingly, in late 2023, the Company began undertaking efforts to refine these adjustments to provide a simplified presentation for investors to evaluate the Company’s performance and to reflect evolving financial reporting best practices, and determined that the refinements would be helpful to investors. In light of the Staff’s comments, the Company will no longer include adjustments for pre-opening costs or non-cash rent expense in presentations of its Non-GAAP Financial Measure Adjusted EBITDA in materials furnished to or filed with the SEC. The Company plans to implement this revision beginning with reports of its results for the period ending February 3, 2024, at which point the Company also expects to recast Adjusted EBITDA for prior periods included in such filing to conform to current year presentations in all future such materials.

Liquidity and Capital Resources
Net Operating Cash Flows, page 41

2.Please provide an analysis of why the reported amount of operating cash flows materially changed from period to period for annual and interim periods. Refer to Item 303 of Regulation S-K. Note references to results and changes in timing of working capital items may not provide a sufficient basis to understand how the amount of operating cash actually was affected between periods. Your analysis should discuss all material factors that affected the reported amount of operating cash and reasons for material changes between periods underlying these factors. Refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for further guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will expand its disclosure of the factors impacting operating cash flows in future periodic filings. The following is an example of the future disclosure related to operating cash flows:

Net cash provided by operating activities was $788.2 million for the fiscal year ended January 28, 2023, compared to $831.7 million for the fiscal year ended January 29, 2022 (“fiscal year 2021”). The $43.5 million decrease was primarily due to $59.7 million related to accounts receivable, driven by increased sales combined with unfavorable timing of customer and vendor cash receipts compared to fiscal year 2021; $41.8 million related to accounts payable primarily as a result of volatility in commodity and fuel costs and timing of inventory receipts and payments; and $76.6 million related to accrued expenses, primarily driven by the change in accrued bonus as a result of differences in bonus achievement from period-to-period. The decrease in net operating cash flows was partially offset by an $86.5 million increase in net income, inclusive of $20.4 million in higher depreciation and amortization as we continue to open new clubs, and $18.5 million of lease-related activity primarily due to favorable timing of lease payments compared to the prior year.

Our net cash from operating activities can fluctuate from period to period due to several factors, including: the timing and mix of sales, which are typically higher in the second and fourth quarters due to seasonality; the timing of inventory purchases as the Company prepares for holiday seasons, lease-related activity, income tax and other payments.

* * *

As always, we appreciate the Staff’s review and comments. Please contact the undersigned at 774-512-6712 if you have any questions or comments.

Very truly yours,

/s/ Laura Felice
Laura Felice
Chief Financial Officer

cc:	Graham N. Luce, Executive Vice President, Secretary
Joseph McGrail, Senior Vice President Controller
Natalie Langlois, Senior Managing Counsel